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                              November 9, 2023

       Eli Kay
       Chief Financial Officer
       Unique Logistics International, Inc.
       154-09 146th Ave.
       Jamaica, NY 11434

                                                        Re: Unique Logistics
International, Inc.
                                                            Form 10-K for
Fiscal Year Ended May 31, 2023
                                                            File No. 000-50612

       Dear Eli Kay:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended May 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of operations, page 32

   1. Please revise to disclose revenues, cost of freight and other operating expenses attributable to acquired ULHK
Entities included in the income statement during the reporting period.
                                                        Expand to discuss the
reasons for changes in revenues, cost of freight and other operating expenses excluding the
operations of the acquired entities during the period.
       Liquidity and Capital Resources, page 34

   2. We note disclosure on page F-24 that Unique Logistics had events of default under its
                                                        Term Debt and Revolving
Credit Facility that were cured subsequent to May 31, 2023.
                                                        Please include a
discussion of these events of default and indicate the course of action that was taken to remedy the
deficiencies. Refer to Item 303(b)(1) of Regulation S-K.
   3. We note disclosure indicating that $3.8 million and $10.9 million of the purchase price of the ULHK Entities
Acquisition was recorded as goodwill and equity method investments,
 Eli Kay
Unique Logistics International, Inc.
November 9, 2023
Page 2
         respectively. Please reconcile this disclosure with the purchase price allocation disclosure on page F-19, which shows different amounts for these components of the assets acquired and revise to include consistent disclosures.
Notes To Consolidated Financial Statements
May 31, 2023
2. Acquisitions and Equity Method Investments, page F-16

4.       We note disclosure on page 9 that    the acquisition of the Purchased
Shares in each of
         Unique Logistics International Co., Ltd (   Unique-Taiwan   ) and
Unique Logistics
         International (Vietnam) Co., Ltd. (   Unique-Vietnam   ) is subject to
receipt of all required
         governmental approvals in Taiwan and Vietnam, respectively, and the
Company   s
         acquisition of the Purchased Shares in those entities will therefore not officially close until
         after such approvals are obtained. (the    ULHK Entities Acquisition
).    It appears you did
         not obtain control of these entities as of the acquisition date. As such, please clarify for us why these entities were included in the acquisition method of accounting for the ULHK
         Entities Acquisition on February 21, 2023, and the basis for consolidation of these entities. Refer to FASB ASC 805-10-25-6, which indicates that the acquisition date is the date on which the acquirer obtains control of the acquiree and revise your financial statements and disclosures as appropriate.
5. Please revise to disclose how you obtained control of each of the ULHK entities as required by ASC 805-10-50-2(d). In addition, please disclose the amount of revenue and earnings of ULHK entities since the acquisition date included in the consolidated income statement for the reporting period as required by ASC
805-10-50-2(h)(1).
6. We note you acquired on February 21, 2023, all of Unique Logistics Holdings Limited
       share capital in eight operating subsidiaries for purchase consideration of $28,750,000.
       Please revise to file most recent fiscal year audited, as well as unaudited for the
FirstName LastNameEli Kay
       subsequent interim period financial statements for each of the businesses acquired for the
Comapany    NameUnique
       required periods orLogistics
                            show us International, Inc.financial statement
requirements of Rule 8-
                                     how you met the
       04 of9,Regulation
November      2023 Page S-X.
                          2
FirstName LastName
 Eli Kay
FirstName LastNameEli   Kay Inc.
Unique Logistics International,
Comapany 9,
November  NameUnique
             2023        Logistics International, Inc.
November
Page 3    9, 2023 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation